Exhibit 99.1

Almonty Announces Filing of Preliminary Base Shelf Prospectus

Available for 25-Month Period

TORONTO – October 22, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, is pleased to announce that it has filed a preliminary short form base shelf prospectus (the “Preliminary Shelf Prospectus”) with securities regulatory authorities in Ontario, Alberta and British Columbia (the “Canadian Regulators”) and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) under the Canada/United States Multi-Jurisdictional Disclosure System.

The Preliminary Shelf Prospectus and the Registration Statement remain subject to completion or amendment. Once a receipt for a final short form base shelf prospectus (the “Final Shelf Prospectus”) is received from the Canadian Regulators and the corresponding registration statement is deemed effective by the SEC, the Company will be permitted to offer its preferred shares, debt securities, warrants, subscription receipts, common shares and units, or any combination thereof (collectively, the “Qualified Securities”), from time to time during the 25-month period that the Final Shelf Prospectus will be effective. The Final Shelf Prospectus and the corresponding registration statement may also be used to qualify secondary offerings by securityholders of the Company.

Almonty has filed the Preliminary Shelf Prospectus and Registration Statement to provide the Company with greater flexibility to access new capital going forward, but the Company has not entered into any agreements or arrangements to authorize or offer any Qualified Securities at this time. The terms of any future offerings or issuances of Qualified Securities under the Final Shelf Prospectus and the corresponding registration statement, the intended use of any net proceeds from such offerings, and the terms of the Qualified Securities to be offered, if any, will be established at the time of any such offerings and will be described in a prospectus supplement filed with the applicable securities regulatory authorities at the time of such offerings.

The Registration Statement has been filed with the SEC but has not yet become effective. The Qualified Securities may not be sold, nor may offers to buy be accepted, until a receipt for the Final Shelf Prospectus has been issued by the Canadian Regulators and the corresponding registration statement becomes effective. The Preliminary Shelf Prospectus and Registration Statement contain important information relating to the Qualified Securities. Copies of the Preliminary Shelf Prospectus and the Registration Statement are available, respectively, under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov, or may be obtained by request to the Company by telephone at +1 (647) 438-9766 or by email at info@almonty.com.

No regulatory authority has either approved or disapproved the contents of this news release. This news release does not constitute an offer to sell or the solicitation of an offer to buy Qualified Securities, nor shall there be any sale of Qualified Securities in any state, province, territory or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory or jurisdiction.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Notice to CDI Holders

In Canada, the use of a base shelf prospectus is customary practice as it allows companies to undergo the applicable Canadian regulatory review process before commencing any offering of securities. Importantly, and generally speaking, securities issued under a shelf prospectus supplement filed under a base shelf prospectus are not subject to a four-month mandatory hold period in Canada. As there are only limited scenarios where ASX applies hold periods for issues of securities, filing a base shelf prospectus (which is effective for a period of 25 months from the date it becomes final) broadly facilitates alignment for issues of shares across the ASX and the other exchanges on which Almonty’s securities trade. The terms of any offering of Qualified Securities will be made subject to applicable securities laws and depending on the final structure and size of any offering of Qualified Securities, the Company may require shareholder approval under the ASX Listing Rules.

ASX Listing Rule 5.23 - Competent Person Statement

The mineral resource estimate incorporated by reference in the Preliminary Shelf Prospectus was reported by the Company in accordance with ASX Listing Rule 5.8 on July 11, 2025. The Company confirms that, as of the date of this release, it is not aware of any new information or data that materially affects the information included in the announcement and that all material assumptions and technical parameters underpinning the estimates in the announcement continue to apply and have not materially changed. The Company confirms that, as of the date of this release, the form and context in which the competent person’s findings are presented have not been materially modified from the original market announcement.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the filing and receipt of the Final Shelf Prospectus and the effectiveness of the corresponding registration statement; the filing and effectiveness of any potential prospectus supplement; the Company undertaking any offering of Qualified Securities under the Final Shelf Prospectus and the corresponding registration statement; the qualification of secondary offerings by securityholders of the Company; increasing demand for tungsten; the relevance and anticipated performance of the Sangdong Mine and the future growth prospects of the Company.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the timing and filing of the Final Shelf Prospectus and corresponding registration statement; the timing and filing of a prospectus supplement and any potential offerings of Qualified Securities; the ability to obtain required regulatory approvals for any offerings of Qualified Securities; continued availability of capital and financing and the ability of the Company to negotiate and complete future financings; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; the continuing ability to fund or obtain funding for outstanding commitments; expectations regarding the resolution of legal and tax matters; the ability to secure local contractors, employees and assistance as and when required and on reasonable terms, and such other assumptions and factors as are set out herein.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks and uncertainties identified in the Preliminary Shelf Prospectus; risks related to the receipt (or failure to receive) regulatory approvals required in connection with the Preliminary Shelf Prospectus, the Final Shelf Prospectus or the corresponding registration statements; and the risks identified in the Company’s annual information form dated March 20, 2025 and the management’s discussion and analysis for the three and six months ended June 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.